EXHIBIT 9

FOR IMMEDIATE RELEASE

Contact:

Bryan Simmons                     Rob Wilson
Lotus Development Corp.           IBM Corp.
(617) 693-1697                    (212) 745-4736


       IBM, LOTUS ANNOUNCE AGREEMENT ON IBM TENDER OFFER AT $64 PER LOTUS
                                  SHARE IN CASH

    ARMONK, N.Y., and CAMBRIDGE, Mass., June 11, 1995 . . . IBM and Lotus Development Corp. today announced a definitive merger agreement under which IBM will pay $64 per Lotus share in cash for all of Lotus' outstanding shares and preferred share purchase rights. The transaction has a total equity value of approximately $3.5 billion.

    "We're delighted that Lotus and IBM have been able to reach an agreement so quickly," said IBM Chairman and Chief Executive Officer Louis V. Gerstner, Jr. "This means we can begin moving ahead rapidly to bring our shared vision of team computing--and its many powerful benefits--to reality for our customers. I know I speak on behalf of all IBM employees when I say that we eagerly look forward to working with our future colleagues at Lotus and its industry partners. We have much to do, and we are anxious to get started."

    "We are excited about this opportunity to partner with IBM," said Jim Manzi, who will continue in his role as chairman and CEO of Lotus, reporting to Mr. Gerstner. "We intend to utilize our combined resources to expand our leadership position in communications software and advance our desktop software business. After careful consideration, Lotus' Board of Directors believes it has acted in the best interests of the company's employees, shareholders and customers. We now look forward to working with IBM to grow our customer base and set our collective sights on the market opportunities before us."

    Mr. Manzi will be named a senior vice president of IBM and will work hand in hand with John M. Thompson, senior vice president, IBM Software Group, to manage the transition and day-to-day interface between Lotus and IBM.

    Completion of the tender offer is conditioned on the tender of a majority of the outstanding Lotus shares and expiration of the Hart-Scott-Rodino waiting periods.

    Additional details on today's announcement will be available on the IBM and Lotus Internet home pages (IBM: http//www.ibm.com. Lotus: http//www.lotus.com).

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